September 11, 2008


Filed via EDGAR and
Delivered via Facsimile (202) 772-9205

Mr. Kyle Moffatt                             Ms. Kathryn Jacobson
Accountant Branch Chief                      Senior Staff Accountant
Securities and Exchange Commission           Securities and Exchange Commission
Division of Corporation Finance              Division of Corporation Finance
100 F Street, N.E.                           100 F Street, N.E.
Washington, D.C. 20549                       Washington, D.C. 20549

         Re:      First Montauk Financial Corp.
                  Form 10-K for the Year Ended December 31, 2007, as amended File No. 1-33656

Dear Mr. Moffatt and Ms. Jacobson:

     This letter sets forth the response of First Montauk Financial Corp. ("First Montauk" or the "Company") to the Staff's comments as communicated via conference call on September 9, 2008. Please note that in the event you have any questions regarding this submission, please contact the undersigned, Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700.

         The Company's responses are as follows:

Comment 1.        Item 9A. Controls and Procedures
                  Evaluation of Disclosure Controls and Procedures

The Staff questioned the assessment of the Company's disclosure controls since the Form 10-K did not include all information required to be disclosed by the Company in a timely manner. In light of this fact, the Company was requested to explain how it concluded that disclosure controls and procedures were effective, or in the alternative, further amend the 10-K to disclose management's revised conclusion on the effectiveness of the Company's disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response

The Company reevaluated its assessment of its disclosure controls and procedures and determined that the failure to timely report all necessary disclosures in the Company's Form 10-K indicated a material weakness in disclosure controls. The Company remains confident, however, that its assessment of internal controls over financial reporting was proper.

Comment 2.        Item 9A. Controls and Procedures

The Staff requested the Company to amend Item 9A where appropriate to disclose the framework used to evaluate the Company's internal disclosure controls and procedures.

Response

In accordance with the Staff's comment, we have amended Item 9A to disclose the framework used to evaluate disclosure controls and procedures.

                                       ***

With the submission of this letter, we are simultaneously filing Amendment No. 4 to the Form 10-K with the language changes submitted to you for your pre-review. We appreciate the guidance that the Staff has provided. If you should have any questions, require any further information, or have further comments, please call the undersigned at 732-842-4700.

                                             Very truly yours,

                                             /s/ Mindy A. Horowitz

                                             Mindy A. Horowitz
                                             Acting Chief Financial Officer


















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